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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number: O-7885

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [] Form 11-K [] Form 20-F [] Form 10-Q [] Form N-SAR
             For Period Ended:   March 31, 1997

             [] Transition Report on Form 10-K []Transition Report on Form 10-Q
             [] Transition Report on Form 20-F []Transition Report on Form N-SAR
             [] Transition Report on Form 11-K
             For the Transition Period Ended:__________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. REGISTRANT INFORMATION

     Full name of registrant: Universal Security Instruments, Inc.

     Former name if applicable _________________________________________________

     10324 South Dolfield Road
     Address of principal executive office (Street and number)

     Owings Mills, Maryland 21117
     City, State and Zip Code

                        Part II. RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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     [X]  (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
               prescribed  due  date;  or  the  subject   quarterly   report  or
               transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

                               Part III. NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The registrant owns a 50% interest in a Hong Kong joint venture operating in the People's Republic of China (the "Joint Venture"). Pursuant to Rule 3-09 of Regulation S-X, the registrant is required to file separate, audited financial statements for the Joint Venture in accordance with United States generally accepted accounting principals (U.S. GAAP). Such financial statements have not yet been completed and reviewed in accordance with U.S.GAAP.

                           Part IV. OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification:

          Harvey B. Grossblatt                  410               363-3000
               (Name)                       (Area Code)      (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no,
identify report(s).            [X] Yes   [ ] No

          (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

 UNIVERSAL SECURITY INSTRUMENTS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 26, 1997                       By: /s/ Harvey B. Grossblatt
                                              Harvey B. Grossblatt
                                              President


C43810.198

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